GBT Technologies Inc.

2500 Broadway, Suite F-125

Santa Monica, California 90404

424-238-4589

August 15, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacy Gorman

Re:         GBT Technologies Inc.

Preliminary Schedule 14C Filed August 12, 2019

File No. 000-54530

Ms. Gorman:

The Company presently has 2,166,658 shares of common stock outstanding as of the date of the signed written consent. Please note that the number in the Preliminary 14C information Statement is slightly different. We will revise to insert the correct number in the Definitive 14C Information Statement. In addition, the Company presently had 20,000 Series H Preferred Shares outstanding as of the date of the signed written consent. Each share of Series H Preferred Stock is convertible into such number of shares of common stock of the Company as determined by dividing the Stated Value ($500 per share) by the conversion price of $10.00. As such, the 20,000 Series H Preferred Stock is convertible into 1,000,000 shares of common stock.  The holder of Series H Preferred Stock is entitled to one vote for each share of common stock that the Series H Preferred Stock may be convertible into. The Series B and Series C are convertible into 38 shares of common stock in the aggregate. On a fully diluted basis, the common and the preferred stock provide for voting shares of 3,166,696.

The total number of shares of voting shares that approved the increase was 1,941,478 representing more than 50.0% of the fully diluted voting shares including the shares eligible to vote pursuant to the terms of the preferred stock. The specific breakdown of the shareholders voting is as follows:

REKO Holdings LLC 393,210 (Common Shares) (1)

Sekura Trading LLC Limitada 100,000 (Common Shares) (2)

Latinex Casa De Cambio, SA 200,268 (Common Shares) (3)

Dan Rittman 90,000 (Common Shares) (4)

Michael Murray 69,000 (Common Shares) (5)

Pablo Gonzalez Rojas 1,080,000 (80,000 common shares and 1,000,000 shares of Series H) (6)

Total 3,166,592 Total Voting Shares.

(1)	REKO Holdings LLC holds the shares of common stock through Continental CYC Limitada. Robert Yaspan, former Chairman of the Board of Directors, who is familiar with the Company’s operations, is the attorney in fact for REKO Holdings LLC holding voting and dispositive control over the securities held by REKO Holdings.
(2)	Mauricio Lara is the Manager and owner of Sekura Trading LLC Limitada (“Sekura”) and holds voting and dispositive control over the securities held by Sekura.
(3)	Mauricio Lara is the Sole Manager of Latinex Casa De Cambio, SA (“Latinex”) and holds voting and dispositive control over the securities held by Latinex.
(4)	Dr. Dan Rittman is the CTO of the Company.
(5)	Michael Murray is the President and a director of the Company.
(6)	Pablo Gonzalez Rojas is a representative of significant shareholder of GBT Technologies, S.A., a Costa Rica company, which is an integral business partner of the Company. Please note that Mr. Gonzalez Family Trust, for which he represents, was not included in the beneficial ownership table included in the Schedule 14c Preliminary Information Statement. We intend to include Mr. Gonzalez in the Schedule 14c Definitive Information Statement.

I hope the above provides a full explanation detailing the process by which shareholders voted to increase the shares of authorized common stock. If you have further questions, please contact Stephen Fleming, Esq. at 516-833-5034.

GBT Technologies Inc.

By: /s/ Douglas Davis

Name: Douglas Davis

Title: Chief Executive Officer

cc: Stephen M. Fleming, Esq.

      Fleming PLLC